

04016790

RECD S.E.C.

MAY 27 2004

1086

OMB APPROVAL

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER

8-53200-

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____04/01/03_____ AND ENDING _____03/31/04_____
                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

THORPE CAPITAL, INC.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

    10 WEST BROADWAY, SUITE 620
                               (No. and Street)

    SALT LAKE CITY   **UTAH**   **84101**
       (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

    DEVIN THORPE   **(801) 519-0505**
                                                        (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

    HANSEN, BARNETT & MAXWELL
                      (Name – if individual state ias: first, middle name)

5 TRIAD CENTER, SUITE 750   **SALT LAKE CITY**   **UTAH**   **84180-1128**
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

       ☒ Certified Public Accountant
       ☐ Public Accountant
       ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

JUN 03 2004

THOMSON
FINANCIAL

1

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __**DEVIN THORPE**__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __**THORPE CAPITAL, INC.**__ , as of __**MARCH 31**__ , **2004**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

NOTARY PUBLIC
BARBARA ENGLUND
5 Triad Center Ste. 750
Salt Lake City, Utah 84180
My Commission Expires
Nov. 25, 2007
STATE OF UTAH

This report** contains (check all applicable boxes):
[X] (a) Facing page.
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[1] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g) Computation of Net Capital.
[2] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[2] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[X] (j) A reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[3] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[2] (m) A copy of the SIPC Supplemental Report.
[X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

1. Company has no liabilities that are subordinated to claims of creditors.

2. Company exempt under 15c3-3(k)(2)(i).

3. Company is not a consolidated entity.

2

THORPE CAPITAL, INC.

SEC ANNUAL AUDITED REPORT FORM X-17A-5
PART III, FACING PAGE AND OATH OR AFFIRMATION
AND
REPORT OF INDEPENDENT ACCOUNTANTS
AND
FINANCIAL STATEMENTS

March 31, 2004 and 2003

HANSEN, BARNETT & MAXWELL
A Professional Corporation
CERTIFIED PUBLIC ACCOUNTANTS

THORPE CAPITAL, INC.

TABLE OF CONTENTS

HANSEN, BARNETT & MAXWELL

A Professional Corporation
CERTIFIED PUBLIC ACCOUNTANTS

5 Triad Center, Suite 750
Salt Lake City, UT 84180-1128
Phone: (801) 532-2200
Fax: (801) 532-7944
www.hbmcpas.com

Registered with the Public Company
Accounting Oversight Board

 an independent member of
BAKER TILLY
INTERNATIONAL

REPORT OF INDEPENDENT ACCOUNTANTS

Stockholders and Board of Directors
Thorpe Capital, Inc.

We have audited the accompanying statements of financial condition of Thorpe Capital, Inc. as of March 31, 2004 and 2003, and the related statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thorpe Capital, Inc. as of March 31, 2004 and 2003, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the computation and reconciliation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hansen, Barnett & Maxwell

HANSEN, BARNETT & MAXWELL

Salt Lake City, Utah
May 12, 2004

3

THORPE CAPITAL, INC.
STATEMENTS OF FINANCIAL CONDITION

March 31,		2004		2003
ASSETS				
Current Assets				
Cash	$	31,366	$	12,315
Total Current Assets		31,366		12,315
Total Assets	$	31,366	$	12,315
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities				
Accrued liabilities	$	3,585	$	-
Deferred revenue		-		1,400
Accrued income taxes		2,775		100
Total Current Liabilities		6,360		1,500
Stockholders' Equity (Deficit)				
Common Stock - 50,000 shares authorized;				
1,000 shares issued and outstanding				
no par value		19,500		17,000
Retained earnings (deficit)		5,506		(6,185)
Total Stockholders' Equity		25,006		10,815
Total Liabilities and Stockholders' Equity	$	31,366	$	12,315

The accompanying notes are an integral part of these financial statements.

4

THORPE CAPITAL, INC.
STATEMENTS OF INCOME

For the Years Ended March 31,		2004		2003
Revenues				
Commissions income	$	33,500	$	52,747
Advisory revenue		44,875		7,500
Interest income		10		102
		78,385		60,349
Expenses				
Salaries and wages		48,567		33,749
Employee benefits		-		5,275
Other operating expenses		15,352		13,122
		63,919		52,146
Income From Operations		14,466		8,203
Provision for income taxes		2,775		100
Net Income	$	11,691	$	8,103

The accompanying notes are an integral part of these financial statements.

THORPE CAPITAL, INC.
STATEMENT OF STOCKHOLDERS' EQUITY

	Common Stock		Retained Earnings (Deficit)	Total Stockholders' Equity
	Shares	Amounts		
Balance at March 31, 2002	1,000	$ 17,000	$ (8,069)	$ 8,931
Contributed capital	-	-	-	-
Dividends paid	-	-	(6,219)	(6,219)
Net Income	-	-	8,103	8,103
Balance at March 31, 2003	1,000	$ 17,000	$ (6,185)	$ 10,815
Contributed capital	-	2,500	-	2,500
Net Income	-	-	11,691	11,691
Balance at March 31, 2004	1,000	$ 19,500	$ 5,506	$ 25,006

The accompanying notes are an integral part of these financial statements.

THORPE CAPITAL, INC.
STATEMENT OF CASH FLOWS

For the Years Ended March 31,		2004		2003
Cash Flows from Operating Activities:				
Net income	$	11,691	$	8,103
Changes in operating assets and liabilities:				
Deferred revenue		(1,400)		1,400
Accrued income taxes		2,675		100
Accrued liabilities		3,585		-
Net Cash Provided by Operating Activities		16,551		9,603
Cash Flows from Financing Activities:				
Dividends to shareholders		-		(6,219)
Capital contribution		2,500		-
Net Cash Provided by (Used in) Financing Activities		2,500		(6,219)
Net Increase in Cash		19,051		3,384
Cash at Beginning of Period		12,315		8,931
Cash at End of Period	$	31,366	$	12,315
Supplemental Cash Flow Information:				
Taxes paid	$	100	$	100

The accompanying notes are an integral part of these financial statements.

THORPE CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2004 AND 2003

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization—Thorpe Capital, Inc. is a Utah corporation organized and registered to engage in the securities business as a broker/dealer. The Company's principal market is Utah. The Company is a wholly-owned subsidiary of Thorpe Capital Group, LLC (a Utah limited liability company). Thorpe Capital Group, LLC (the parent company) provides Thorpe Capital Inc.'s office space and related expenses, including utilities, furniture and other office equipment.

Estimates—The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents—For the purpose of cash flows, all highly liquid debt instruments purchased with an original maturity of three months or less are considered cash equivalents.

Income Taxes — Income taxes are provided using the liability method of accounting in accordance with SFAS 109, *Accounting for Income Taxes*. A deferred tax asset or liability is recorded for temporary differences between financial and tax reporting bases. A valuation allowance is recorded when it is unlikely that the net deferred tax assets will be realized through future operations.

NOTE 2 — INCOME TAX

The provision for income taxes for the years ended March 31, 2004 and 2003 consisted of the following:

	Federal	State	Total
For the Year Ended March 31, 2004			
Current tax expense	$ 2,052	$ 723	$ 2,775
Deferred tax expense	-	-	-
Provision for Income Taxes	$ 2,052	$ 723	$ 2,775
For the Year Ended March 31, 2003			
Current tax expense	$ -	$ 100	$ 100
Deferred tax expense	-	-	-
Provision for Income Taxes	$ -	$ 100	$ 100

The following is a reconciliation of the income tax at the federal statutory tax rate with the provision of income taxes for the years ended March 31, 2004 and 2003:

	2004	2003
Income tax expense at statutory rate (34%)	$ 4,918	$ 2,789
Benefit of NOL carry forward	-	(1,212)
Change in valuation allowance	(10)	(1,543)
Effect of lower tax rates	(2,748)	-
State tax, net of federal benefit	615	66
Provision for Income Taxes	$ 2,775	$ 100

The components of the net deferred tax asset as of March 31, 2004 and 2003 are as follows:

	2004	2003
Operating loss carry forwards	$ -	$ 10
Valuation allowance	-	(10)
Net Deferred Tax Asset	$ -	$ -

NOTE 3 — NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

As of March 31, 2004 and 2003, the Company had net capital of $25,006 and $10,815, respectively, which was $20,006 and $5,815, respectively, in excess of its required net capital of $5,000. During the years ended March 31, 2004 and 2003, the Company's ratio of aggregate indebtedness to net capital was .25 to 1 and .14 to 1, respectively.

NOTE 4 — STOCKHOLDERS' EQUITY

During the years ended March 31, 2004 and 2003, Thorpe Capital Group, LLC contributed $2,500 and $0, respectively, to the Company. During the year ended March 31, 2004 and 2003, the Company paid dividends of $0 and $6,219, respectively, to Thorpe Capital Group, LLC.

NOTE 5 — SUBSEQUENT EVENTS

On April 21, 2004, the Directors of the Company approved a dividend of $13,281 payable to Thorpe Capital Group, LLC. This will be recorded as return of capital to Thorpe Capital Group, LLC by reducing common stock.

SUPPLEMENTAL INFORMATION

THORPE CAPITAL, INC.
COMPUTATION AND RECONCILIATION OF NET CAPITAL
MARCH 31, 2004

Total stockholders' equity	$	25,006
Less non-allowable assets		-
Net Capital		25,006
Net capital per Focus Report		
dated March 31, 2004		23,667
Difference	$	1,339

Reconciliation of difference between net capital
and net capital per focus report dated March 31, 2004

Audit adjustments:		
Adjust accrued liabilities		1,300
Adjust accrued income taxes		39
Total Audit Adjustments	$	1,339

Aggregate Indebtedness

Accrued liabilities and income taxes		6,360
Total Aggregate Indebtedness	$	6,360

Computation of Basic Net Capital Requirement

Net capital	$	25,006
Minimum net capital required		5,000
Excess Net Capital	$	20,006

Ratio of Aggregate Indebtedness to Net Capital	.25 to 1
Ratio of Aggregate Indebtedness to Net Capital	
Per the Focus Report	.27 to 1
Difference	(0.02)

Hansen, Barnett & Maxwell

A Professional Corporation
CERTIFIED PUBLIC ACCOUNTANTS

5 Triad Center, Suite 750
Salt Lake City, UT 84180-1128
Phone: (801) 532-2200
Fax: (801) 532-7944
www.hbmcpas.com


ACCOUNTANTS' SUPPLEMENTAL REPORT
ON INTERNAL ACCOUNTING CONTROL REQUIRED
BY SEC RULE 17a-5

Board of Directors
Thorpe Capital, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Thorpe Capital, Inc. (the Company), for the year ended March 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

HANSEN, BARNETT & MAXWELL

Salt Lake City, Utah
May 12, 2004